UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32377 / December 2, 2016

_____

In the Matter of   :
                                                                      :
THE BOSTON TRUST & WALDEN FUNDS   :
BOSTON TRUST INVESTMENT MANAGEMENT, INC.   :
                                                                      :
c/o Michael V. Wible   :
Thompson Hine LLP   :
41 South High Street, Suite 1700   :
Columbus, OH 43215   :
                                                                      :
(812-14654)   :
                                                                      :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

The Boston Trust & Walden Funds and Boston Trust Investment Management, Inc. filed an
application on June 3, 2016, and amendments to the application on August 18, 2016 and October
18, 2016. Applicants requested an order under section 6(c) of the Investment Company Act of
1940 (the "Act") for an exemption from sections 18(f) and 21(b) of the Act, under section
12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and
17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and
under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.
The order permits certain registered open-end management investment companies to participate
in a joint lending and borrowing facility.

On November 7, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32353). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is consistent with and appropriate
in the public interest, and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of The Boston Trust & Walden Funds and Boston Trust Investment Management, Inc.*,* (File No. 812-14654),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary